Exhibit 1.03

Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Kate Corcoran Articulate Communications Inc. 212-255-0080, ext. 18 kcorcoran@articulatepr.com

CDC Software Enables Harvey Nichols to Enhance the Customer Experience with Integrated CRM,
Marketing Automation

and Point of Sale Solutions

World Renowned Luxury Lifestyle Retailer Implements Pivotal CRM and CDC MarketFirst to Enhance
the Customer Experience In-Store and Through Focused Marketing Campaigns

LONDON, HONG KONG, Nov.19 , 2007—CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of industry-specific enterprise software and services, announced today that Harvey Nichols is successfully using its Pivotal CRM and CDC MarketFirst solutions to enhance the overall shopping experience for its customers. The system has already been implemented in the luxury retailer’s Birmingham, Edinburgh, Manchester and Leeds stores.

The luxury retailer expects the system to generate an increase in per-customer sales revenue, by first monitoring and tracking the customer’s preferences and spending triggers and then translating this information into powerful point-of-sale information for customer-facing employees.

“For us, CRM is all about empowering teams across the organization with a strong understanding of their customers, in order to enhance the customer experience,” says Martin Schofield, IT & Logistics director at Harvey Nichols. “With CDC MarketFirst and Pivotal CRM, we are empowering our marketing team with the ability to plan and execute targeted campaigns from a central point. At a more fundamental level, we are also empowering our point-of-sale representatives with the information needed to provide personalized value-added services to each customer they serve.”

The company is also expecting a stronger response to marketing campaigns as a result of creating much more focused campaigns, based on data collected on customers and their spending trends. The fully integrated system will provide the retailer with full visibility needed to measure the effectiveness of individual marketing campaigns.

Ensuring a Highly Personalised Shopping Experience

Schofield explains: “Building on basic customer data we are beginning to use the CDC MarketFirst solution to gather and analyze more detailed information on our Personal Shopping customers.” The Personal Shopper will provide shop-floor staff with access to a comprehensive profile of key customers, including preferences such as colors and styles, as well as measurements. This will enable shop-floor staff to ensure these customers have a highly personalized and effortless shopping experience.

The CDC Software systems are fully integrated with Harvey Nichols’ current Merret sales transaction database, ITIM till interface, and FRESCA online store. Integrating these systems has brought several streams of data together to create a powerful resource for business intelligence. The new customer experience system incorporates records of every sale, logged by the Merret system, providing the company with a historical view of transactions for each customer. The system also allows customers to sign up and use Harvey Nichols’ online store. CDC MarketFirst has provided the ability to integrate this information into the till system to ensure that customers who have registered online are automatically registered in-store.

Additionally, point-of-sale employees are able to identify customers and/or capture information before proceeding with sales. Integration with CDC MarketFirst allows the point-of-sale system to feed information into an overarching customer record, enabling the marketing team to develop and deliver customer-specific promotions and offers, as well as the company’s customer newsletter.

Mark Carlile, managing director of CDC Software in the U.K .said, “As the customer-driven company, we are delighted to work with Harvey Nichols on this very strategic project. We believe this system is at the cutting edge of the retailing industry. Today, retailers operate in a highly competitive environment and increasingly their differentiation results from their ability to provide the customer with a complete and highly satisfying shopping experience. This solution will allow Harvey Nichols to manage their customers’ experiences with thorough visibility and awareness that will improve multiple touch points.”

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About Harvey Nichols Group
Harvey Nichols was founded in 1813 and is today the U.K.’s premier fashion retailer, renowned both in the U.K. and internationally for the breadth and depth of its exclusive fashion merchandise. It offers many of the world’s most prestigious brands in womenswear, menswear, accessories, beauty and home.

Harvey Nichols currently has stores in London, Leeds, Birmingham, Edinburgh and Manchester in the UK, Dublin in the Republic of Ireland and internationally Riyadh, Hong Kong, Dubai and Istanbul. Another U.K. store will open in Bristol in 2008.

The London flagship store is located in the heart of Knightsbridge, London’s most fashionable and exclusive shopping district. The store has a gross floor area of approximately 21,400 sq. miles.

In addition to its fashion retailing business, Harvey Nichols successfully redeveloped the top floor of the London flagship store to create a Restaurant, Bar, Café, Wine Shop and Foodmarket which have become destinations in their own right. A similar concept operates from the top floors of all Harvey Nichols full-size stores.

Harvey Nichols launched its first stand-alone restaurant in 1996, the highly successful Oxo Tower Restaurant, Bar and Brasserie, with spectacular views of the River Thames.  A further restaurant, Prism, opened in the financial district of the City of London in 1999.

In April 1996, Harvey Nichols obtained a full listing on the London Stock Exchange and for the subsequent period of almost seven years stayed as a listed company.  In February 2003, Harvey Nichols returned to private ownership and Harvey Nichols Group Limited is now owned by the Hong Kong based retail magnate, Dr. Dickson Poon whose retail businesses extend to North America, Europe, Japan, China and South-East Asia.

About CDC MarketFirst
CDC MarketFirst is an adaptive marketing automation and lead management solution that enables marketers to manage even the most complex, multi-channel marketing campaigns. Using CDC MarketFirst, companies such as Sharp Electronics Manufacturing Corporation of America, CareerBuilder LLC, Softrax Corporation, ICM Computer Group Ltd. and Enterprise Florida, can utilize the visual campaign designer feature to create email/web page streams, profile customers and prospects, target each with a highly personalized and relevant message, deliver the message at the right time via the right channel, and ensure consistent and effective follow-up. CDC MarketFirst can help marketers achieve higher response rates and better lead quality with perpetually running, precisely targeted campaigns based on data captured at every point of interaction. It can also help increase lead quality and retention rates with fewer resources, improving return-on-investment (ROI). For more information on CDC MarketFirst, visit www.marketfirst.com

About Pivotal CRM
Pivotal CRM helps organizations create superior customer experiences and offers rich functionality, a highly flexible application platform, a full customer relationship management application suite, and best-in-class customization abilities, all with a low total cost of ownership The Pivotal CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, partner management and marketing automation.

Designed to produce meaningful increases in revenues, margins, and customer loyalty, Pivotal CRM is used by more than 2,000 companies around the world. For more information about Pivotal CRM for s, please visit www.pivotal.com.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 12 on the MBT 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Pivotal CRM, and CDC MarketFirst to address the needs of clients such as the ability improve efficiencies, improve customer service, drive cost savings and competitive advantage. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of market,; the continued ability of Pivotal CRM and MarketFirst solutions to address enterprise’s business requirements; demand for and market acceptance of new and existing CRM and marketing automation solutions; development of new functionalities which would allow companies to compete more effectively. This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Pivotal CRM and MarketFirst to address the needs of clients such as the ability improve efficiencies, improve customer service, drive cost savings and competitive advantage. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the financial services industry; the continued ability of Pivotal CRM solutions to address industry-specific requirements of companies in the financial services industry; demand for and market acceptance of new and existing CRM solutions,; development of new functionalities which would allow financial services companies to compete more effectively and changes in the type of information required to compete in the financial services industry.